UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 6)*

pSivida Corp. (formerly known as pSivida Limited) (Name of Issuer)

Common Stock (Title of Class of Securities)

74440J101 (CUSIP Number)

December 31, 2014 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b) [   ] Rule 13d-1(c) [   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 74440J101
1	NAME OF REPORTING PERSON Allan Gray Australia Pty Limited (formerly known as Orbis Investment Management (Australia) Pty Limited) I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Reporting Person is a company organised under the laws of Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,320,455
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,320,455
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Allan Gray Australia Pty Limited - 2,320,455
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.81%
12	TYPE OF REPORTING PERSON FI
CUSIP No.: 74440J101
ITEM 1(a).	NAME OF ISSUER:
pSivida Corp.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
400 Pleasant StreetWatertown MA 02472United States
ITEM 2(a).	NAME OF PERSON FILING:
Allan Gray Australia Pty Limited (formerly known as Orbis Investment Management (Australia) Pty Limited)
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
LEVEL 2, CHALLIS HOUSE, 4 MARTIN PLACE, SYDNEY NSW2000, AUSTRALIA
ITEM 2(c).	CITIZENSHIP:
The Reporting Person is a company organised under the laws of Australia
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
74440J101
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[X] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
2,320,455
(b)	Percent of class:
7.81%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
2,320,455
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
2,320,455
(iv) Shared power to dispose or to direct the disposition of:
0
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,320,455 shares of common stock of pSivida Corp., beneficially owned by Allan Gray Australia Pty Limited (formerly known as Orbis Investment Management (Australia) Pty Limited).
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Allan Gray Australia Pty Limited (formerly known as Orbis Investment Management (Australia) Pty Limited) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 17, 2015
Date
Allan Gray Australia Pty Limited (formerly known as Orbis Investment Management (Australia) Pty Limited)
/s/ Hugh Gillespie
Signature
Hugh Gillespie, Director
Name/Title
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).